424(b)(3) Supplement
Registration No. 333-116317

Supplement No.3 dated May 5, 2005
to
Prospectus Dated August 12, 2004
of
DOCUMENT SECURITY SYSTEMS, INC.

SELLING SHAREHOLDERS

     This prospectus supplement relates to the resale of an aggregate 3,000,000 shares of our common stock by certain of our shareholders. The selling shareholders own 1,565,000 shares of our common stock and warrants to purchase an additional 1,435,000 shares of common stock issuable to the Selling Security Holders upon exercise of warrants. You should read this prospectus supplement in conjunction with the prospectus dated August 12, 2004, as previously supplemented, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information herein contained supersedes the information contained in the prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the prospectus.

     Specifically, this Supplement No.2 relates to the transfer by W.A.B. Capital LLC a selling shareholder, of an aggregate of warrants to purchase 50,000 shares of Common Stock, to the individuals listed below.

     The information in the following table is presented as of April 26, 2005 and supplements the information in the table appearing under the heading "Selling Security Holders" beginning on page 15 of the prospectus dated August 12, 2004, including any amendments or supplements thereto, and was provided by or on behalf of the selling security holders. The following table sets forth as to the Selling Security Holder listed below:

     The following list (or footnotes) provides:

•	the names of the selling shareholders.

•	the affiliation or material relationship we have, if any, with each selling shareholder.

•	the amount of shares beneficially owned by each selling shareholder before this offering.

•	the number of outstanding shares and shares underlying warrants being offered for each selling shareholder’s account.

     Beneficial ownership includes shares owned and shares that the shareholder has the right to acquire within 60 days. Except as may be notes in a footnote below, all of the shares listed as underlying warrants are immediately acquirable and thus are beneficially owned by the selling shareholder holding the respective warrants. However, we have no control over when, if ever, a selling shareholder may exercise the option to exercise warrants held by such selling shareholder.

Name of Selling Shareholder	Shares Beneficially Owned Before Offering(1)	Shares Currently Outstanding and Being Registered in Offering	Warrant Shares Being Registered in Offering	Total Shares Being Registered in Offering(3)
W.A.B. Capital LLC (2)	60,000	0	60,000	60,000

William Block (2)	50,000	0	50,000	50,000

Total	110,000	0	110,000	110,000

(1) Figures include the shares of Common Stock and shares underlying warrants being registered in the registration statement of which this prospectus forms a part.

(2) WAB Capital served as a consultant to the Company and received common stock warrants and shares as compensation for its services. The warrants have an exercise price of $2.00 per share with respect to 100,000 shares and $4.40 per share with respect to 10,000 shares. The 100,000 warrants expire on July 7, 2008 and the 10,000 warrants expire on January 4, 2007. WAB Capital is controlled by William Block and Carson Block who have the control and power to vote and/or sell the securities. This supplement reflects the transfer of 50,000 warrants by WAB Capital to William Block. WAB also retains ownership of the 10,000 warrants expiring January 2007.

(3) The number of shares which may be resold by the selling shareholder assumes the sale of all shares of common stock and shares underlying warrants. The registration statement of which this Prospectus forms a part includes additional shares pursuant to SEC Rule 416 which may be required to be issued pursuant to the anti-dilution provisions of the warrants for stock splits, stock dividends and similar corporate transaction.